UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 18, 2017, Sapiens International Corporation N.V. (“Sapiens”) issued a press release announcing (i) the distribution of a dividend of $0.20 per share, which amounts to an estimated aggregate dividend of approximately $9.8 million, and (ii) the planned migration of the legal domicile of Sapiens from Curacao to the Cayman Islands. Each of the foregoing matters is subject to shareholder approval at the upcoming annual general meeting of Sapiens’ shareholders that will take place on November 29, 2017. The press release making that announcement is annexed as Exhibit 99.1 hereto and is incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: October 18, 2017	By:	/s/ Roni Giladi
Name: Roni Giladi Title: Chief Financial Officer